

SEC   04002042   __ COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 34299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/03___ AND ENDING ___12/31/03___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First South Carolina Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6300 St. Andrews Road, Suite B

(No. and Street)

Columbia   South Carolina   29212
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John L. Jordan   (803) 731-0455
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James J. Walker, CPA, P.A.

FEB 25 2004

(Name – if individual, state last, first, middle name)

P.O. Box 32   Blythewood   South Carolina   29016
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __John L. Jordan_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__First South Carolina Securities, Inc._____, as
of __December 31_____, 20_03___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_John L. Jordan_____
Signature

__President_____
Title

_Susan F. Butler_____
Notary Public **My Commission Expires January 11, 2009**

This report ** contains (check-all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTH CAROLINA SECURITES, INC.

COLUMBIA, SOUTH CAROLINA

DECEMBER 31, 2003

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

INDEX

DECMBER 31, 2003

INDEPENDENT AUDITORS' REPORT
STATEMENT OF FINANCIAL CONDITION
STATEMENT OF OPERATIONS
STATEMENT OF STOCKHOLDERS' EQUITY
STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION

SCHEDULES

1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

2 EXEMPTION FROM RULE 15c3-3 SPECIAL RESERVE BANK
ACCOUNT ARRANGEMENTS UNDER RULE 15c3-3 (k) (2) (i)
OF THE SECURITIES EXCHANGE COMMISSION

3 INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

4 INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of First South Carolina Securities, Inc. as of December 31, 2003, and the related statements of operations, stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First South Carolina Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

James Walker CPA, P.A.

Columbia, South Carolina
January 12, 2004

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents	$1,104,730.20
Accounts Receivable	1,150.00
Furnishings and Equipment, at Cost, $58,463.47	
Less Accumulated Depreciation	
of $52,357.48	6,105.99
Prepaid Taxes	113.00
Cash Value of Life Insurance	232,285.47
Deposits	875.00
Total Assets	1,345,259.66

Liabilities and Stockholders' Equity

Accounts Payable, Accrued Expenses	
and Other Liabilities	27,872.04
Deferred Taxes	863.00
Total Liabilities	28,735.04

Stockholders' Equity

Common Stock	196,000.00
Retained Earnings	1,120,524.62
Total Stockholders' Equity	1,316,524.62
Total Liabilities and Stockholders' Equity	1,345,259.66

The Accompanying Notes are an Integral Part of this Statement

FIRST SOUTH CAROLINA SECURITES, INC.

COLUMBIA, SOUTH CAROLINA

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues
    Net Gains on Trading Securities $348,152.22
    Interest   17,533.05
    Fees for Advisory and Management
        Services   105,000.00

Total Revenue   470,685.27

Expenses
    Employee Compensation and Other Costs   378,264.90
    Clearing and Custody   7,278.00
    Communications   15,182.03
    Occupancy and Equipment   14,549.74
    Promotional Costs and Travel   6,129.16
    Licensing, Regulatory Fees and Costs   1,077.00
    Other Operating   (710.44)

Total Expenses   421,770.39

Net Income Before Income Taxes   48,914.88
Income Taxes, Including a Deferred Tax
    Increase of $442.00   7,902.00

Net Income   41,012.88

The Accompanying Notes are an Integral Part of this Statement

FIRST SOUTH CAROLINA SECURITES, INC.

COLUMBIA, SOUTH CAROLINA

STATEMENT OF STOCKHOLDERS' EQUITY

AS OF DECEMBER 31, 2003

Common Stock

    Class A
        Balance January 1 and December 31 $134,067.00

    Class B
        Balance January 1 and December 31   61,933.00

Retained Earnings

    Balance January 1   1,079,511.74

    Net Income   41,012.88

    Balance December 31   1,120,524.62

Total Stockholders' Equity   1,316,524.62

The Accompanying Notes are an Integral Part of this Statement

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities	
Net Income	$ 41,012.88
Plus Depreciation	1,213.53
Increase (Decrease) in Deferred Income Taxes	442.00
	42,668.41
Changes in Operating Assets and Liabilities	
(Increase) Decrease in Certificates of Deposit	702,278.36
(Increase) Decrease in Receivables	(150.00)
(Increase) Decrease in Prepaid Taxes	3,038.00
Increase (Decrease) in Accounts Payable and Accrued Expenses	(5,948.77)
Net Cash Provided by Operating Activities	741,886.00
Cash Flows Used For Investing Activities	
Increase in Cash Value of Life Insurance	(20,713.13)
Purchase of Equipment	(4,744.43)
Net Cash Used for Investing Activities	(25,457.56)
Cash Flows Used For Financing Activities	
Increase (Decrease) in Cash and Cash Equivalents	
Cash and Cash Equivalents - Beginning of Year	388,301.76
Cash and Cash Equivalents - End of Year	1,104,730.20
Supplemental Disclosure	
Cash Paid During the Year for Income Taxes	$ 5,809.00

The Accompanying Notes are an Integral Part of this Statement

FIRST SOUTH CAROLINA SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. **Significant Accounting Policies**

The company uses the accrual method of accounting.

Customers' securities transactions are recorded on a settlement date basis. Securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Deferred Income Taxes are provided when expenses, relating to depreciation of office equipment, are recognized in different years for financial and tax reporting purposes.

Depreciation is provided on a straight-line basis, using estimated useful lives of five to seven years for office furniture and equipment.

2. **Cash**

Special restrictions for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission applied to none of the funds on deposit as of December 31, 2003. Cash defined for purposes of these financial statements is cash on deposit in local banking institutions subject to immediate withdrawal.

3. **Securities Owned**

The Company owned no securities as of December 31, 2003.

4. Net Capital Requirements

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the company had net capital of $975,995.16 in excess of its required net capital of $100,000.00. The company's ratio of aggregate indebtedness to net capital was .03 to 1.

5. Capital stock

Two classes of common stock are authorized with equal voting power and participation except that the corporation by-laws provide that the Board of Directors may declare a dividend for either class without being required to declare a dividend for the other class.

No dividends have ever been declared for either class of common stock.

6. Income Taxes

Deferred taxes were increased by $442.00 as a result of increased depreciation timing differences.

The components of income tax expense are as follows:

	State	Federal	Total
Currently Payable	$ 1,938.00	$5,522.00	$7,460.00
Increase in Deferred Taxes	111.00	331.00	442.00
Total Income Tax Expense	2,049.00	5,853.00	7,902.00

The following is a reconciliation of the net income per the financial statements to the federal tax basis net income:

Net Income per Financial Statements	$ 48,914.88
Nondeductible Expenses for Tax Purposes	1,111.00
Life Insurance	(7,555.00)
Depreciation Differences	(3,719.00)
Increase in Deferred Taxes	442.00
Federal Tax Basis Net Income	39,193.88

7. Lease Obligations

The Company leases office facilities through July 31, 2004. Minimum rental commitments over the next five years are as follows:

Year Ending	Amount
12-31-04	6,125.00

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

NET CAPITAL

Total Stockholders' Equity		$1,316,524.62
Ownership Equity Not Allowable		-
Other Deductions or Credits		-
Total Capital Allowable		1,316,524.62
Deductions and/or Charges:		
Nonallowable Assets		
Accrued Interest and Accounts Receivable	1,150.00	
Prepaid Taxes	113.00	
Furniture and Equipment	6,105.99	
Other Assets	233,160.47	240,529.46
Net Capital Before Haircuts on Securities		1,075,995.16
Haircuts on Securities		
		0
Net Capital		1,075,995.16

Aggregate Indebtedness

Items Included in Financial Statement		
Payable to Brokers and Dealers		
Excluded Under Rule 15c3-1(c) (1)	-	
Accounts Payable, Accrued Expenses		
and Other Liabilities		27,872.04
Deferred Taxes Relating to Unrealized		
Profits Included in Net Capital	-	
Total Aggregate Indebtedness		27,872.04

Basic Net Capital Requirement

Minimum (15:1)	1,858.13
Minimum Dollar Amount	100,000.00
Greater of the Above	100,000.00
Excess Net Capital	975,995.16
Ratio of Aggregate Indebtedness to Net Capital	.03 to 1

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

Reconciliation with Company's Computation
    (Part II of Form x-17a-5 as of December 31, 1996)
    Net Capital as Reported in Company's Part II
        (Unaudited) FOCUS Report $1,075,995.16

    Auditors' Adjustment

Net Capital per Above   1,075,995.16

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

EXEMPTION FROM RULE 15c3-3 SPECIAL RESERVE BANK ACCOUNT ARRANGEMENT UNDER RULE 15c3-3 (k) (2) (i) 0F THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

The Company operates so as to meet the exemption under Securities and Exchange Commission Rule 15c3-3 (k) (2) (i) from the special reserve requirement of Rule 15c3-3.

Most transactions involve delivery contemporaneous with payment under arrangement with a bank (DVP arrangements). A special reserve bank account for the benefit of customers is established at Wachovia Bank for Rule (k) (2) (i) purposes.

As of December 31, 2003 the Company had no funds which were required to be deposited in the special account.

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

1.   Customers' fully paid securities and excess margin
securities not in the respondent's possession or
control as of the report date (for which instructions
to reduce to possession or control had been issued
as of the report date) but for which the required
action was not taken by respondent within the time
frames specified under Rule 15c3-3   None

    A.   Number of items   None

2.   Customers' fully paid securities and excess margin
securities for which instructions to reduce to
possession or control had not been issued as of the
report date, excluding items arising from "temporary
lags which result from normal business operations"
as permitted under Rule 15c3-3.   None

    A.   Number of items   None

JAMES J. WALKER C.P.A., P.A.

P.O. BOX 32

BLYTHEWOOD, S.C. 29016

(803) 754-5887

Board of Directors
First South Carolina Securities, Inc.
Columbia, South Carolina

Independent Auditors' Report on
Internal Accounting Control
Required by SEC Rule 17a-5

In planning and performing my audit of the financial statements of First South Carolina Securities, Inc. for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by First South Carolina Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3 (a) (11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the internal control structure and its operation that I considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the consolidated financial statements of First South Carolina Securities, Inc. for the year ended December 31, 2003, and this report does not affect my report thereon dated January 12, 2004.

I found that acceptance of customers and establishing customers' accounts are handled on a careful basis, but I recommend additional permanent written documentation. Banks, institutions and corporate customers should furnish appropriate resolutions indicating the persons authorized to transact business and stating whether there are limits on the transaction authority so given.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Columbia, South Carolina
January 12, 2004